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Maleek Jackson Fitness Boxing Gym

Boxing Gym

926 N 2nd Street
Philadelphia, PA 19123
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Open until 7:00 PM
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THE PITCH
Maleek Jackson Fitness Boxing Gym is seeking investment to expand and create cutting edge health and fitness technology.
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INVESTOR PERKS

Maleek Jackson Fitness Boxing Gym is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Founders' Club Silver Invest $10,000 or more to qualify. 25 of 25 remaining

Nameplate in the gym

Founders' Club Gold Invest $25,000 or more to qualify. 10 of 10 remaining

 A half-day with Maleek to discuss boxing and how it's building a community/the changes it creates, and a nameplate in the gym.

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INTENDED USE OF FUNDS

Maleek Jackson Fitness Boxing Gym is creating 15 beginner-level virtual boxing education programs for the School District of Philadelphia.

Student-oriented programming
Free for the Philadelphia School District students
Commitment to mentoring the youth
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OUR MISSION

The Maleek Jackson Fitness Boxing Gym is for beginners to pros looking for an intense, satisfying workout that works the whole body, and boxing education.

Community
Health
Wellness

Mentorship

Knowledge

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LONG TERM GOALS

A complete collection of patent-pending Maleek Jackson Fitness Boxing Gym Smart Boxing Gym Technologies. What we're building is a combined experience of boxing education, body activation, virtual reality, and analytical boxing equipment.

Building a prototype that is as intelligent as desirable; building a prototype that utilizes self-aware and theory of mind artificial intelligence an opportunity to take the sport of boxing to new levels, relevant to the technological age of invention

Subscription options

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PRESS

Bucks County Couple's Plant A Seed Foundation Seeks To Help Youth Pursue Passions

After school lessons can bring so many benefits to a child but they can also get expensive.

Getting Fit Through Boxing in Northern Liberties

Maleek Jackson of Northern Liberties' Maleek Jackson Fitness Boxing Gym shows Philly Live's Aunyea Lachelle a few moves.

Philadelphia Man Who Spent Time Behind Bars Now Inspiring Others In Boxing Community

His inspiration for this gym came from losing three of his brothers while he was in jail.

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This is a preview. It will become public when you start accepting investment.

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Order Online

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THE TEAM

Maleek Jackson

Owner

Maleek Jackson knows all about pain and struggle. He was born in the heart of South Philadelphia and became involved in a life of crime during his teenage years. At the tender age of 16, Maleek was sentenced to 8-16 years in the State Penitentiary. After spending ten years of his life in prison, Maleek decided to start all over. He discovered his love for boxing and fitness in prison, and he decided to turn his dreams into a reality.

The odds were against him, but he didn't let that stop him. Maleek understood the power of hope and self-development. He spent his last five years in prison planning a new life. In this inspiring and personal book, Maleek talks about his mistakes and his ten years behind bars. He experienced many tragedies during that decade, but he turned his pain into purpose. By refusing to give up, Maleek created a successful career in less than three years.

He is considered the top personal trainer in the Philadelphia area. He trains a plethora of city officials, professionals, athletes, and entrepreneurs. He created a sponsorship program called "Trust the Process," where he prepares and provides tutoring sessions for inner-city youth in the Philadelphia area. Maleek is living proof that it's never too late to start over. He changed his life around, and he believes that you can also. Everyone makes mistakes, and everyone deserves a second chance. Maleek encourages us to rise above reality and chase our dreams. Ten years in prison couldn't stop Maleek, and he believes that nothing can stop you.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Operating Capital $9,000

Mainvest Compensation $600

Equipment $400

Total $10,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $1,825,000 $2,007,500 $2,148,025 $2,255,426 $2,323,088

Cost of Goods Sold $175,000 $192,500 $205,975 $216,273 $222,761

Gross Profit $1,650,000 $1,815,000 $1,942,050 $2,039,153 $2,100,327

EXPENSES

Rent $372 $381 $390 $399 $408

Utilities $6,000 $6,150 $6,303 $6,460 $6,621

Salaries $120,000 $132,000 $141,240 $148,301 $152,749

Insurance $3,600 $3,690 $3,782 $3,876 $3,972

Repairs & Maintenance $120,000 $123,000 $126,075 $129,226 $132,456

Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621

Operating Profit $1,394,028 $1,543,629 $1,657,957 $1,744,431 $1,797,500

This information is provided by Maleek Jackson Fitness Boxing Gym. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

Smart Boxing Gym Technologies (1).pdf

Investment Round Status

Target Raise $10,000

Maximum Raise $245,000

Amount Invested $0

Investors 0

Investment Round Ends March 31, 2021

Summary of Terms

Legal Business Name The Body Doctor LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.4×

Business's Revenue Share 0.2%-4.9%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2028

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Maleek Jackson Fitness Boxing Gym's fundraising. However, Maleek Jackson Fitness Boxing Gym may require additional funds from alternate sources at a later date.

Historical milestones

Maleek Jackson Fitness Boxing Gym has been operating since October 2018 and has since achieved the following milestones:

Opened location in Philadelphia, PA 19123

Achieved revenue of $175,000 in year 1 and 2

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
Limited Services

Maleek Jackson Fitness Boxing Gym operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences. We'll accommodate your wellness journey to best suit your needs as an investor and when indulging in our incentives.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Maleek Jackson Fitness Boxing Gym competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Maleek Jackson Fitness Boxing Gym's core business or the inability to compete successfully against the with other competitors could negatively affect Maleek Jackson Fitness Boxing Gym's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Maleek Jackson Fitness Boxing Gym and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Maleek Jackson Fitness Boxing Gym is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Maleek Jackson Fitness Boxing Gym might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Maleek Jackson Fitness Boxing Gym is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Maleek Jackson Fitness Boxing Gym

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Maleek Jackson Fitness Boxing Gym's financial performance or ability to continue to operate. In the event Maleek Jackson Fitness Boxing Gym ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Uninsured Losses

Although Maleek Jackson Fitness Boxing Gym will carry some insurance, Maleek Jackson Fitness Boxing Gym may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Maleek Jackson Fitness Boxing Gym could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Maleek Jackson Fitness Boxing Gym needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Maleek Jackson Fitness Boxing Gym or management), which is responsible for monitoring Maleek Jackson Fitness Boxing Gym's compliance with the law. Maleek Jackson Fitness Boxing Gym will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Maleek Jackson Fitness Boxing Gym is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Maleek Jackson Fitness Boxing Gym fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Maleek Jackson Fitness Boxing Gym, and the revenue of Maleek Jackson Fitness Boxing Gym can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Maleek Jackson Fitness Boxing Gym to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Maleek Jackson Fitness Boxing Gym. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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